# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enlight Renewable Energy Ltd, CIK 0001922641
CUSIP: 676767908
Title of class of securities: Ordinary Shares, NIS 0.1 par value per share
Address of issuer's principal executive offices: 13 Amal Street, Afek Industrial Park, Rosh Ha'ayin, Israel (L3), 4809249
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001429390

## Reporting persons
- Harel Insurance Investments & Financial Services Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 14,874,185; sole dispositive power 0; shared dispositive power 680,510; aggregate amount beneficially owned 15,554,695 (13.1% of the class)
  Comment: * With regard to the date of event that requires filing, see the explanatory note in Item 4.
  
  With regard to Rows (6), (8) and (9), please see Item 4.
  
  Row (11) is based on 119,095,640 Ordinary Shares issued and outstanding as of March 15, 2025 (as reported by the Issuer in Exhibit 99.1 to its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2025).

## Item 1. Issuer
Name of issuer: Enlight Renewable Energy Ltd
Address of issuer's principal executive offices: 13 Amal Street, Afek Industrial Park, Rosh Ha'ayin, Israel, 4809249

## Item 2. Person Filing
Name of person filing: Harel Insurance Investments & Financial Services Ltd.
Address of principal business office or, if none, residence: 3 Aba Hillel Street, Ramat Gan 52118, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The number of Ordinary Shares reported in this Statement above as beneficially owned by the Reporting Person represents the number of Ordinary Shares beneficially owned by the Reporting Person on March 31, 2025, of which (i) 10,887,596 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of the Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 680,510 Ordinary Shares are held by third-party client accounts managed by a subsidiary of the Reporting Person as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 3,986,589 Ordinary Shares are beneficially held for its own account. Consequently, this Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of more than 3,986,589 Ordinary Shares covered by this Statement as of March 31, 2025.

EXPLANATORY NOTE: The Reporting Person inadvertently omitted to file its statement on beneficial ownership pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended, with respect to the Ordinary Shares it beneficially owned as of December 31, 2023, September 30, 2024 and October 9, 2024 and the Reporting Person is accordingly reporting in this Statement below the Ordinary Shares beneficially owned by it on such dates as well.

1. The Reporting Person first beneficially owned Ordinary Shares exceeding 10% of the Company's issued and outstanding shares on October 9, 2024, on which date, the Reporting Person beneficially owned (i) 10,446,234 Ordinary Shares for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of the Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 561,888 Ordinary Shares held by third-party client accounts managed by a subsidiary of the Reporting Person as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 861,072 Ordinary Shares for its own account. Consequently, this Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of more than 861,072 Ordinary Shares as of October 9, 2024.

2. On September 30, 2024, the Reporting Person beneficially owned (i) 10,393,305 Ordinary Shares for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of the Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 563,934 Ordinary Shares held by third-party client accounts managed by a subsidiary of the Reporting Person as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 861,074 Ordinary Shares for its own account. Consequently, this Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of more than 861,074 Ordinary Shares as of September 30, 2024.

3. On December 31, 2023, the Reporting Person beneficially owned (i) 9,132,578 Ordinary Shares for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of the Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 557,305 Ordinary Shares held by third-party client accounts managed by a subsidiary of the Reporting Person as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 390,776 Ordinary Shares for its own account. Consequently, this Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of more than 390,776 Ordinary Shares as of December 31, 2023.
Percent of class: See Row (11) of the cover page of the Reporting Person above.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Row (6) of the cover page of the Reporting Person above and note in Item 4 above.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Row (8) of the cover page of the Reporting Person above and note in Item 4 above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Harel Insurance Investments & Financial Services Ltd: /s/ Alon Kaufman, Alon Kaufman/Vice President (05/14/2025)